March 23, 2026

Anuj Sethi
Chief Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase II
Sector 20, Gurugram-122008
Haryana, India

       Re: Yatra Online, Inc.
           Form 20-F for the fiscal year ended March 31, 2025
           Filed July 31, 2025
           File No. 001-37968
Dear Anuj Sethi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2025
Item 5. Operating and Financial Review and Prospects
Adjusted Margin %, page 88

1. You define the key operating metric Adjusted Margin % as Adjusted Margin as a percentage of Gross Bookings. You also disclose the term Net Revenue Margin %
       which appears to be calculated in the same manner as Adjusted Margin %. Please revise to replace Net Revenue Margin % with Adjusted Margin %.
 March 23, 2026
Page 2
Results from Operations, page 99

2.     We refer to your discussions of Adjusted EBTIDA Profit on pages 99 and
101. When
       presenting a non-IFRS measure, you are required to present the most directly comparable
       IFRS measure with equal or greater prominence. Please revise these presentations to comply with Question 102.10 of the Corporation Finance Interpretations on Non-GAAP
       Financial Measures.
Certain Non-IFRS Measures
Reconciliation of Adjusted (Loss)/Profit, page 112

3. Tell us how your presentation complies with the requirement to separately provide income tax effects related to the pretax adjustments added to arrive at Adjusted
       (Loss)/Profit, as well as on Adjusted Basic and Diluted Loss Per Share. Refer to
       Question 102.11 of the Corporation Finance Interpretations on Non-GAAP Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation